Exhibit 99.1

Bit Origin Secures $500 Million Equity and Debt Facilities to Launch Dogecoin Treasury

-Much Doge. Such Utility. Very Treasury.-

-First publicly listed company on major US exchange to accumulate Dogecoin as core asset-

July 17, 2025 (Singapore) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), today announced that it has entered into agreements with accredited investors for the sale of up to $400 million in Class A ordinary shares and up to $100 million in convertible debt to launch the Company’s Dogecoin (“Doge”) treasury strategy.

•	Bit Origin expects to become one of the largest publicly traded Doge holders
•	Strategy aims to deliver long-term value through increasing Doge-per-share
•	Reflects Company’s hope in potential Doge integrations into payment layers, such as X Money

“Bit Origin is evolving beyond mining infrastructure to engage directly in the value and utility of digital assets,” said Jinghai Jiang, CEO and Chairman of Bit Origin. “What started as a joke has evolved into a globally liquid asset with payments utility. Few digital assets rival Doge’s settlement speed and scale of community, which continues to drive adoption across peer-to-peer payments and online commerce.”

“We hope Doge’s performance and community make it a natural fit for X Money, as Elon Musk advances his vision for X as a global super-app,” continued Jiang. “In an age of broken institutions, Doge embodies a shared culture of optimism and resilience that transcends existing political and financial systems.”

Bit Origin’s accumulation of Doge reflects the Company’s conviction in the network’s grassroot strength and payments utility, driven by low fees and merchant acceptance. Building on its infrastructure roots, Bit Origin plans to explore miner-facing services, payment applications, and other value-generating operations within the Doge ecosystem.

The Company has completed an initial closing of $15 million under the convertible debt facility and intends to use a significant portion of the proceeds for its initial Dogecoin acquisition.

Chardan acted as the placement agent in connection with the funded facility from ATW Partners.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s current report on Form 6-K dated July 17, 2025.

About Bit Origin Ltd

Bit Origin Ltd is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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